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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2004

Commission File Number: 000-30684

BOOKHAM TECHNOLOGY PLC
(Exact name of registrant as specified in its charter)

90 Milton Park
Abingdon, Oxfordshire OX1 4RY
England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

        Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

        On July 19, 2004, Bookham Technology plc (the "Company") issued a press release announcing that it had launched a new class of high channel count, scalable multiplexer/demultiplexer solutions based on thin film filter technology for telecom applications. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

        On July 22, 2004, the Company issued a press release announcing that it had sold JCA Technology, Inc. to Endwave Corporation for a consideration of $6 million. A copy of this press release is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

        On July 23, 2004, the Company issued a press release announcing that on July 28, 2004 it would announce its second quarter results for the period ending July 3, 2004. A copy of this press release is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

        On July 28, 2004, the Company first sent to shareholders of the Company a circular for a dealing facility via the U.S. direct registration system to be established in connection with the Company's proposed change of corporate domicile to the United States. A copy of this circular is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Exhibits
99.1	Press Release issued on July 19, 2004.
99.2	Press Release issued on July 22, 2004.
99.3	Press Release issued on July 23, 2004.
99.4	Circular first distributed on July 28, 2004.

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOOKHAM TECHNOLOGY PLC
Date: August 12, 2004	By:	/s/ STEVE ABELY Name: Steve Abely Title: Chief Financial Officer

BOOKHAM TECHNOLOGY PLC

INDEX TO EXHIBITS

Exhibit Number	Description	Page
99.1	Press Release issued on July 19, 2004.	6
99.2	Press Release issued on July 22, 2004.	8
99.3	Press Release issued on July 23, 2004.	9
99.4	Circular first distributed on July 28, 2004.	10

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Signatures
BOOKHAM TECHNOLOGY PLC